Deverra Therapeutics, Inc.



ANNUAL REPORT

1600 Fairview Ave E STE 300

Seattle, WA 98102

(214) 478-8208

https://www.deverratx.com/

This Annual Report is dated April 26, 2024.

BUSINESS

Deverra Therapeutics, Inc. aims to make remission a reality for all patients by revolutionizing the way cell therapies are developed and delivered, with therapies that are immediately available to patients with no matching required, safe, and cost-effective. Based on over two decades of bench-to-bedside research out of Drs. Bernstein and Delaney's labs at the world-renowned Fred Hutch Cancer Center, Deverra boasts a deep product pipeline including multiple off-the-shelf immune cell therapies under various stages of development, from preclinical to late clinical phase. These cell therapy products cover many potential indications, including leukemias and other blood cancers, solid tumors, and autoimmune and infectious diseases. Supported by numerous patented technologies and $20+ million in current funding, we believe Deverra is the leader in developing potent, safe, and accessible life-saving cellular therapy treatments.

Deverra's mission is to ensure that no patient with cancer or other life-threatening diseases is left untreated due to requirements for donor matching, complex and high cost of manufacturing or therapy/product availability when it is needed most. Current cellular immunotherapy access is limited by exorbitant costs, complex manufacturing processes, and product failures.

Deverra overcomes these challenges through our simple low-cost manufacturing processes and by delivering immune cell therapies without the requirement for donor-recipient matching. Our therapies are purposefully designed to be used off-the-shelf. In other words, our therapies are fully manufactured and stored ahead of time and available for any future patient as soon as the need arises. This significantly improves clinical access and importantly eliminates the waiting time associated with most other immune cell therapies that are made to order and typically take weeks to deliver. This wait time or delay is a time that a patient with a life-threatening disease does not have.

According to our research, Dr. Delaney's group was the first to bring universal, off-the-shelf immune cell therapies to the clinic. Deverra is the only company with FDA approval and patented technologies for pooled donor manufacturing, streamlining scalability, and reducing costs. With real world data coming from 7 clinical trials and over 300 infusions of dilanubicel alone, we believe Deverra is poised to change how immune cell therapies are generated and delivered to patients in need. Deverra's late-stage clinical product, dilanubicel, for patients with acute myeloid leukemia (AML), is a great example of this. In Deverra's recent phase 2 global trial, patients who received dilanubicel with initial treatment demonstrated a remarkable 95% improvement in remission rates compared to patients receiving chemotherapy alone, the current standard of care. Now, with only one trial to go before potential FDA approval, we believe this off-the-shelf cell therapy marks a potential paradigm shift in the first-line treatment of this aggressive leukemia.

Deverra's dynamic business model is centered around our versatile cell generation factory, a well-established manufacturing process for efficiently generating multiple distinct blood and immune cell types for clinical use. By using healthy and robust blood stem cells from pooled FDA-regulated cord blood units at the start of our manufacturing process, we have achieved consistent manufacturing, ultimate scalability, and significant cost reductions, which remain significant barriers faced by most cell therapy companies. In addition to working toward the approval of our therapies, our business strategy includes out-licensing and co-development partnerships to ensure our manufacturing technology is used to generate life-saving therapies to reach as many patients as possible.

Intellectual Property

Deverra has an exclusive worldwide license from the Fred Hutch Cancer Center (the "Hutch") to our core intellectual property which was originally developed at the Hutch by our scientific founder, Dr. Colleen Delaney. Deverra has full rights to this IP and the ability to license/sub-license or assign any part or all of this IP to potential partners or for acquisition of the technology. The terms of this License provide that Deverra pay the Hutch 3 percent of net sales of our lead product, Dilanubicel, up to 150mm in annual net sales, 4 percent of net sales between 150mm and 250mm in annual sales, and 5 percent above 250mm in net annual sales. Additionally, we are required to pay $30k annually. This license was acquired in connection with a technology acquisition from Nohla Therapeutics. ("NOHLA") Under the terms of the purchase agreement Deverra is required to pay NOHLA $25M upon FDA approval of Dilanubicel and $8M upon the enrollment of a Ph3 trial with NK cells in a 3rd indication. In addition to this core IP portfolio, Deverra has full ownership of additional new IP that has been generated by work done at Deverra. The company has completed one license/sublicensing deal with Coeptis Therapeutics. In this agreement, Deverra's two phase 1 clinical trials/programs utilizing our unmodified NK cell therapy (DVX201) were out-licensed with a filed of use limited to the use of DVX201 in specific indications covered in the clinical trials (viral infections and relapsed/refractory AML, high risk MDS). In addition, a limited field of use sublicense was included to allow use of Deverra's cell manufacturing platform to generate NK cells specifically for modification with Coeptis' owned engineering methods. For sake of clarity and avoidance of doubt, Deverra retains full control of all IP for future clinical product development, potential strategic partnerships and/or M&A opportunities.

Corporate History

Deverra Therapeutics, Inc. was initially organized as IMMUNI-T, Inc., a Minnesota Corporation formed on 10/09/2019. IMMUNI-T, Inc. then converted to Deverra Therapeutics, Inc., a Minnesota Corporation on 02/10/2020. Deverra Therapeutics, Inc. converted to a Delaware Corporation on 09/11/2020.

Previous Offerings

Name: Common Stock (Founders Shares)

Type of security sold: Equity

Final amount sold: $1,000.00

Number of Securities Sold: 10,000,000

Use of proceeds: Operating Expenses

Date: April 07, 2020

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $4,335,130.00

Number of Securities Sold: 3,562,252

Use of proceeds: Operating Expenses

Date: August 24, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $10,000,000.00

Number of Securities Sold: 5,461,289

Use of proceeds: Operating Expenses

Date: August 24, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $1,085,000.00

Use of proceeds: Operating Expenses

Date: December 28, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $575,000.00

Use of proceeds: Operations and advancement of Technology

Date: January 15, 2020

Offering exemption relied upon: 506(b)

Type of security sold: Grant

Final amount sold: $3,400,000.00

Use of proceeds: R&D

Date: July 01, 2023

Offering exemption relied upon: Research grant

Type of security sold: Debt

Final amount sold: $2,205,500.00

Use of proceeds: Operations and R&D

Date: March 22, 2022

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Revenue

In 2022 we had full operations and had $0 revenue. In 2023 we furloughed employees until July, when the company came back online. 2023 revenues of $1,677,259.00 came from the grant in the SSA. Deverra and Coeptis have entered into a Shared Services Agreement (SSA) under which Coeptis has access to the Deverra laboratory space in Seattle, research equipment and personnel to conduct preclinical R&D work on a collaboration to engineer NK cells from the Deverra platform with a Coeptis cell engineering technology. This SSA has fixed costs related to rent of the space and use of the equipment and personnel, as well as fluctuating costs related to the project, including supplies and additional ad hoc personnel as needed.

Cost of sales

The Company recognizes revenue and corresponding COGS for State grant funding and a Master Service agreement for research activities which are for direct costs of services performed. There is no margin recognized on these services.

Gross margins

-

Expenses

2022 expenses were $6,678,838 and 2023 expenses were $1,586,337. We operated in full in 2022, in 2023 we furloughed staff until July.

Historical results and cash flows:

The Company is currently in the R&D clinical stage of development and is pre-revenue. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because cash burn is expected to intensify. Past cash was primarily generated through management service agreements and grants. Our goal is to begin clinical trials of our technology.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $264,593.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Various Investors Promissory notes

Amount Owed: $2,205,500.00

Interest Rate: 10.0%

Creditor: Convertible notes Various investors

Amount Owed: $1,211,719.00

Interest Rate: 8.0%

Amount of interest outstanding calculated as of 3/12/2024. See 8% Convertible note entry in Company Securities.

Creditor: Leonite

Amount Owed: $495,296.90

Interest Rate: 10.0%

Maturity Date: September 08, 2025

See material terms in Leonite Secured Convertible Promissory Note entry in Company Securities.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Michael Yurkowsky

Michael Yurkowsky's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Director, and Chairman

Dates of Service: October, 2019 - Present

Responsibilities: Michael is responsible for general corporate development and responsible for capital raising activities. Michael currently receives salary compensation of $90,000 for this role. Michael spends about 75% of his time and 40 hours per week with the Company.

Other business experience in the past three years:

Employer: Innoveren Scientific

Title: CEO

Dates of Service: December, 2021 - Present

Responsibilities: Managing the direction of the company from a business development perspective to include capital raising activities and managing day to day operations.

Other business experience in the past three years:

Employer: Innoveren Scientific

Title: Board Member

Dates of Service: September, 2018 - Present

Responsibilities: Help facilitate business development and provide the comapny with strategic guidance

Name: Colleen Delaney

Colleen Delaney's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Scientific Founder and Chief Scientific Officer, EVP of R&D, Director

Dates of Service: February, 2020 - Present

Responsibilities: Colleen is the Scientific Founder and CSO of the company. Colleen is also an MD and has been CMO in the past. Colleen oversees all R&D as well as clinical development and regulatory work. Colleen currently receives a salary compensation of $60,000 for this role.

Other business experience in the past three years:

Employer: University of WA Seattle Children's Hospital

Title: Attending Physician, Stem Cell Transplant Service

Dates of Service: January, 2020 - Present

Responsibilities: Colleen is an attending physician on the stem cell transplant service (inpatient) for 6 weeks each year.

Other business experience in the past three years:

Employer: Coeptis Therapeutics

Title: CSO/CMO

Dates of Service: September, 2023 - Present

Responsibilities: Colleen is responsible for R&D oversight and oversight of phase 1 clinical trial management.

Name: Andrew Albert Kucharchuk

Andrew Albert Kucharchuk's current primary role is with Theralink Technologies, Inc. Andrew Albert Kucharchuk currently services 20 to 30 hrs a week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Interim Chief Financial Officer

Dates of Service: February, 2023 - Present

Responsibilities: Andrew provides financial information to potential investors. Andrew currently receives salary compensation of $150,000 for this role.

Other business experience in the past three years:

Employer: Theralink Technologies, Inc

Title: Chief Financial Officer

Dates of Service: May, 2023 - Present

Responsibilities: Oversee all financial aspects of publicly traded biotech Company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Sorrento

Amount and nature of Beneficial ownership: 5,461,289

Percent of class: 19.64

Title of class: Common Stock

Stockholder Name: Dr. Colleen Delaney

Amount and nature of Beneficial ownership: 6,400,000

Percent of class: 27.3

RELATED PARTY TRANSACTIONS

Title of class: Common Stock

Stockholder Name: Sorrento

Amount and nature of Beneficial ownership: 5,461,289

Percent of class: 19.64

Title of class: Common Stock

Stockholder Name: Dr. Colleen Delaney

Amount and nature of Beneficial ownership: 6,400,000

Percent of class: 27.3

OUR SECURITIES

The company has authorized Common Stock, 8% Convertible Note, and Leonite Secured Convertible Promissory Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 590,909 of Common Stock.

Common Stock

The amount of security authorized is 75,000,000 with a total of 28,630,301 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

The amount outstanding includes 5,249,000 shares to be issued pursuant to outstanding stock options.

The amount outstanding includes 166,000 shares to be issued pursuant to outstanding warrants.

The amount outstanding includes 783,324 shares to be issued pursuant to outstanding convertible notes. Amount calculated as of 3/12/2024.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

8% Convertible Note

The security will convert into Common stock and the terms of the 8% Convertible Note are outlined below:

Amount outstanding: $1,211,719.00

Maturity Date: December 28, 2023

Interest Rate: 8.0%

Discount Rate: 20.0%

Valuation Cap: $75,000,000.00

Conversion Trigger: Sale of Preferred or Common Stock Material Rights

Material Rights

Interest calculated as of 3/12/2024. The Company anticipates that these notes will convert in connection with this Crowdfunding raise. These amounts have been included in the amount outstanding of the Common Stock.

Issued: March - December 2022

Maturity: Various - all notes are currently in default

Conversion Trigger: Sale of Preferred or Common Stock Material Rights

Discount Rate: conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Equity Financing multiplied by 0.80, and (ii) the price equal to (A) $75,000,000 divided by (B) the number of shares of the Company's common stock outstanding (calculated on a fully-diluted basis assuming full exercise of all outstanding options and warrants to purchase capital stock of the Company and full conversion of all securities convertible into common stock) immediately prior to the conversion, and excluding the shares reserved or authorized for issuance under the Company's then-existing stock option plans, if any.

Leonite Secured Convertible Promissory Note

The security will convert into Common stock and the terms of the Leonite Secured Convertible Promissory Note are outlined below:

Amount outstanding: $495,296.90

Maturity Date: September 08, 2024

Interest Rate: 10.0%

Discount Rate: 20.0%

Valuation Cap: None

Conversion Trigger: Transaction involving an acquisition, merger, or public offering scenario.

Material Rights

Dollar amount outstanding calculated as of 3/22/2024. These convertible notes are not included in the amount outstanding of Common Stock as they only convert in the even of an acquisition, merger, or public offering.

10% Secured Promissory Note

The security will convert into Common stock and the terms of the 10% Secured Convertible Note are outlined below: Amount outstanding: $1,060,875.00

Issued - 9/8/2023

Maturity Date: Various- 9/8/2024

Interest Rate: 10.0% default rate is 15%

Discount Rate: Conversion Trigger: Transaction involving an acquisition, merger, or public offering scenario. 80% of the listing price.

Material Rights Interest Rate: 10%+10% OID.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We may never have an operational product or service It is possible that there may never be an FDA approved product or that the product may never be used to engage to treat patients. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our allogeneic universal donor cellular immunotherapies technology. Delays or cost overruns in the development of our allogeneic universal donor cellular immunotherapies technology and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that allogeneic universal donor cellular immunotherapy technology is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Possible need to Raise more capital. We may not have enough capital as needed and may be required to raise more capital. Litigation The company has one pending lawsuit which we expect to be dismissed. The plaintiff has filed for bankruptcy since filing the lawsuit. The Company has an interim CFO and will be searching for a full-time CFO in the near future As of Feb 1, 2024, the CFO of the Company stepped down for personal reasons and no longer is affiliated with the Company. The CFO was replaced on an interim basis by Andrew "Al" Kucharchuk. The Company intends to do a full search after this capital raise which will include the possibility of Al as the full-time CFO going forward. The Company expects the search for a full-time CFO to take about 3 to 4 months. Limited operations We have a limited operating history and do not have any products approved for sale. We have incurred significant losses since our inception and we expect to continue to incur significant losses for the foreseeable future. We have never generated revenue from product sales and may never achieve or maintain profitability. The company requires additional capital We will require additional capital, which, if available, may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our product candidates. Uncertainty of clinical trials Enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be delayed, made more difficult or rendered impossible by multiple factors outside our control. Our preclinical pipeline programs may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain regulatory approvals or commercialize these programs on a timely basis or at all. If any of our product candidates, or any competing product candidates, demonstrate relevant, serious adverse events, we may be required to halt or delay further clinical development. Uncertainty of Company or third-party operations Our business and the business or operations of our research partners and other third parties with whom we conduct business have been and could continue to be adversely affected by the effects of health epidemics, including the COVID-19 pandemic, in regions where we or third parties on which we rely have business operations. The Chief Executive Officer currently splits his time between working for Deverra Therapeutics and another company The CEO of Deverra Therapeutics, Inc. (Michael Yurkowsky) currently splits his time evenly between between being CEO for Innovren Scientific and Deverra. Innovren Scientific has a management team of 3 people that handle operational responsibilities that allow Michael to focus on Deverra. Although Michael spends 75% of his time working at Deverra (40 hours per week) there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company. Ongoing Litigation We are currently involved in litigation with Sorrento Therapeutics, Inc. ("Sorrento"). On August 24, 2021, we entered into a Common Stock Purchase Agreement (the "Purchase Agreement") with Sorrento, pursuant to which we agreed to sell shares of our common stock to Sorrento in exchange for cash and the cancellation of various loans previously made to us by Sorrento. In addition, on December 7, 2021, Sorrento loaned us an additional $1,000,000 evidenced by a Promissory Note executed by us and made payable to Sorrento (the "Promissory Note"). On August 17, 2022, Sorrento filed suit against us in the Superior Court of the State of California asserting claims for: (i) breach of contract on the Purchase Agreement, both for failure to pay a $50,000 expense reimbursement, and for failure to provide full and accurate information about us; (ii) breach of contract on the Promissory Note; (iii) breach of the implied covenant of good faith and fair dealing on both the Purchase Agreement and the Promissory Note; (iv) fraud in the inducement; (v) negligent misrepresentation; (vi) unjust enrichment; (vii) promissory estoppel on the $50,000 expense reimbursement and the Promissory Note; and (viii) money had and received. We filed a demurrer and motion to strike on November 1, 2022, requesting the court to sustain our demurrer or strike certain of Sorrento's claims. On February 13, 2023, Sorrento filed a Chapter 11 voluntary petition for bankruptcy in the United States Bankruptcy Court for the Southern District of Texas, which effectively stayed Sorrento's lawsuit against us. We can provide no guarantees or assurances that we will prevail or be able to settle this lawsuit on favorable terms, if at all. This lawsuit and future litigation, including any shareholder litigation or governmental or regulatory investigation, could have a material adverse effect on our business, results of operations, financial condition, reputation and cash flows, as well as on the value of our common stock.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2024.

Deverra Therapeutics, Inc.

By   /s/ *Michael Yurkowsky*

Name: Deverra Therapeutics, Inc.

Title: CEO, Director and Chairman

Exhibit A

FINANCIAL STATEMENTS



Deverra Therapeutics, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Year ended December 31, 2023

Table of Contents



RNB CAPITAL

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

---

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Deverra Therapeutics, Inc. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
April 11, 2024

DEVERRA THERAPEUTICS, INC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31, 2023
ASSETS	
Current Assets:	
Cash	264,595
Accounts Receivable	428,989
Prepaids and Other Assets	76,562
Right of Use Assets	256,667
Total Current Assets	1,026,813
Non-Current Assets:	
Fixed Assets	200,654
Intangible Asset	2,946,957
Investments in Marketable Equity Securities	2,979,200
Total Non-Current Assets	6,126,811
TOTAL ASSETS	7,153,624
LIABILITIES AND EQUITY	
Current Liabilities:	
Accounts Payable	1,535,616
Accrued Expenses	1,452,805
Payroll Liabilities	7,617
Deferred Rent	15,888
Current Portion of Lease Liabilities	256,667
Loans Payable	2,157,000
Loans Payable- Related Parties	49,500
Convertible Notes Payable	1,652,551
Convertible Notes Payable- Related Parties	95,000
Total Current Liabilities	7,222,643
TOTAL LIABILITIES	7,222,643
EQUITY	
Common Stock	22,432
Treasury Stock	(500,945)
Additional Paid in Capital	17,063,082
Accumulated Deficit	(16,653,588)
TOTAL EQUITY	(69,019)
TOTAL LIABILITIES AND EQUITY	7,153,624

DEVERRA THERAPEUTICS, INC. STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31, 2023
Revenues	
Revenue- Grant Awards	993,752
Revenue- Services	683,507
COGS	(1,677,259)
Gross Profit	-
Operating Expenses	
General and Administrative	899,612
Research and Development	686,724
Total Operating Expenses	1,586,337
Total Loss from Operations	(1,586,337)
Other Income (Expense)	
Asset Sale	5,504,969
Other Income	212,118
Interest Expense	(569,873)
Amortization of Debt Discount	(311,577)
Other Expense- Change in FV of Securities	(1,132,800)
Total Other Income (Expenses)	3,702,838
Earnings Before Income Taxes, Depreciation, and Amortization	2,116,501
Depreciation Expense	444,405
Net Income (Loss)	1,672,096

DEVERRA THERAPEUTICS, INC. STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31, 2023
OPERATING ACTIVITIES	
Net Income (Loss)	1,672,096
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Deprecation	444,405
Change in FV of Market Securities	1,132,800
Debt Discount Amortization	311,577
Write off Accounts Payable	(212,118)
Accrued Interest	569,873
Prepaid Expenses and Other Assets	7,957
Accounts Receivable	(428,539)
Right of Use Assets	669,536
Accounts Payable	249,627
Accrued Expenses	(14,515)
Deferred Rent	(28,206)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	2,702,397
Net Cash provided by (used in) Operating Activities	4,374,493
INVESTING ACTIVITIES	
Asset Sale	(4,628,360)
Net Cash provided by (used in) Investing Activities	(4,628,360)
FINANCING ACTIVITIES	
Lease Liabilities	(669,536)
Loans Payable less Discount	240,000
Convertible Loans Payable	869,362
Net Cash provided by (used in) Financing Activities	439,826
Cash at the beginning of period	78,636
Net Cash increase (decrease) for period	185,960
Cash at end of period	**264,595**

DEVERRA THERAPEUTICS, INC. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Treasury Stock		APIC	Accumulated Deficit	Total Shareholders' Equity
	# of Shares	$ Amount	# of Shares	$ Amount			
Balance as of 12/31/22	22,401,687	22,190	(212,000)	(500,945)	16,588,436	(18,325,684)	(2,216,003)
Issuance of Common Stock with Promissory Note	242,290	242	-	-	474,646	-	474,888
Net income (loss)	-	-	-	-	-	1,672,096	1,672,096
Ending balance at 12/31/23	22,643,977	22,432	(212,000)	(500,945)	17,063,082	(16,653,588)	(69,019)

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Deverra Therapeutics, Inc. ("the Company") was initially incorporated as IMMUNI-T, Inc., in Minnesota on October 9, 2019. IMMUNI-T, Inc. then converted to Deverra Therapeutics, Inc., a Minnesota Corporation on February 10, 2020. Deverra Therapeutics, Inc. converted to a Delaware Corporation on September 11, 2020.

The Company is a clinical-stage biotech company committed to providing universal donor treatments, opening doors for accessible & affordable immune cell therapies for cancer & other life-threatening illnesses. The Company is developing the only universal donor cellular therapy product for first-line Acute Myeloid Leukemia (AML) therapy which is in late stage of clinical development. Deverra is the only company with FDA approval and patented technologies for pooled donor manufacturing, streamlining scalability, and reducing costs. With real-world data coming from 7 clinical trials and over 300 infusions of dilanubicel, its lead product candidate for AML.

The company is currently conducting a crowdfunding campaign where it expects to raise capital to commence a Phase 3 trial of Dilanubicel.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2023, the Company had approximately $264,595 in cash and had negative working capital of approximately $6.2 million.

The Company has had limited revenues and has incurred recurring losses and negative cash flows from operations since inception and has funded its operating losses primarily through government grant funding, sale of common stock, convertible notes and secured promissory notes. The Company incurred net cash used in operating activities of approximately $3.7 million for the year ended December 31, 2023.

In addition, to the extent that the Company continues its business operations, the Company anticipates that it will continue to have negative cash flows from operations, at least into the near future. However, the Company cannot be certain that it will be able to obtain such funds required for our operations at terms acceptable to the Company or at all. General market conditions, as well as market conditions for companies in the Company's financial and business position, as well as the ongoing issue arising from world-wide events, may make it difficult for the Company to seek financing from the capital markets, and the terms of any financing may adversely affect the holdings or the rights of its stockholders. If the Company is unable to obtain additional financing in the future, there may be a negative impact on the financial viability of the Company. The Company plans to increase working capital by managing its cash flows and expenses, divesting development assets and raising additional capital through private or public equity or debt financing. There can be no assurance that such financing or partnerships will be available on terms which are favorable to the Company or at all. While management of the Company believes that it has a plan to fund ongoing operations, there is no assurance that its plan will be successfully implemented. Failure to raise additional capital through one or more financings, divesting development assets or reducing discretionary spending could have a material adverse effect on the Company's ability to achieve its intended business objectives. These factors raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the issuance date of this Report. The financial statements do not contain any adjustments that might result from the resolution of any of the above uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The summary of significant accounting policies presented below is designed to assist in understanding the Company's consolidated financial statements. Such financial statements and accompanying notes are the representations of Company's management, who is responsible for their integrity and objectivity. The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Significant areas of our financial reporting requiring the use of management estimates include accruals related to our operating activity including legal and other consulting expenses, the fair value of non-cash equity-based issuances, the fair value of derivative liabilities if required, and the valuation allowance on deferred tax assets. Actual results could differ materially from such estimates under different assumptions or circumstances.

Fair Value of Financial Instruments

The Company considers the fair value of cash, marketable equity securities, accounts payable, debt, and accrued expenses not to be materially different from their carrying value. These financial instruments have short-term maturities. We follow authoritative guidance with respect to fair value reporting issued by the Financial Accounting Standards Board ("FASB") for financial assets and liabilities, which defines fair value, provides guidance for measuring fair value and requires certain disclosures. The guidance does not apply to measurements related to share-based payments. The guidance discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

As of December 31, 2023, the Company measured marketable equity securities using observable inputs that are based on quoted prices in active markets which is Level 1 in the fair value hierarchy, resulting in a fair value estimate of approximately $3.0 million.

Schedule of Fair Value Measurements

	Fair Value Measurements at December 31, 2023			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Marketable Equity Securities	2,979,200	-	-	$
Total	**2,979,200**	**-**	**-**	**-**

Cash

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2023, the Company had approximately $264,595 in cash.

The Company deposits its cash with a major financial institution that may at times exceed the federally insured limit. As of December 31, 2023, the Company's cash balance exceeded the $250,000 federal deposit insurance limit.

Prepaid Assets

Prepaid assets are carried at amortized cost. Prepaid assets as of December 31, 2023, were primarily related to prepaid consulting fees related to audit services.

<u>Marketable Equity Securities</u>

On August 18, 2023, the Company entered into an Asset Purchase Agreement with Coeptis Therapeutics, Inc. (NASDAQ "COEP"). As part of the agreement, the Company was issued 4,000,000 shares of COEP common stock with a fair value at the time of issuance of $4,320,000 which was recorded as marketable equity securities on the accompanying balance sheet. On September 8, 2023, the Company entered into a Security Purchase agreement with an accredited investor and issued 200,000 shares of the Coeptis common stock to the investor and pledged an additional 2,050,000 shares as collateral for the loan. (see Note 5 - Debt) The Company adjusts the fair value of the security at every reporting period and the change in fair value is recorded in the statements of operations as unrealized gain or (loss) on marketable securities. During the year ended December 31, 2023, the Company recorded $1,132,800 as an unrealized loss on the marketable securities. As of December 31, 2023, the fair value of the remaining 3,800,000 shares was $2,979,200.

<u>Accounts Receivable</u>

Accounts receivable as of December 31, 2023, included $300,162 due for activities related to state grant receivables, $125,044 due under a master service agreement and other receivables for other reimbursable operating expenses.

<u>Property and Equipment</u>

Property and Equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives, which range from three to five years. Leasehold improvements are depreciated over the shorter of their useful life or the lease term including scheduled renewal terms. Maintenance and repairs are charged to expenses as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of these assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Property and equipment consist of the following as of December 31, 2023:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Book Value as of 12/31/2023
Leasehold Improvements	5	983,490	(908,659)	74,831
Furniture and Fixtures	5	162,824	(162,824)	-
Laboratory Equipment	5	1,596,777	(1,470,954)	125,823
Computer Equipment	3	39,176	(39,176)	-
Computer Software	3	8,224	(8,224)	-
Total		2,790,491	(2,589,837)	200,654

For the year ended December 31, 2023, depreciation expense related to property and equipment was $444,405.

Intangible Asset

On February 5, 2020, the Company acquired its lead clinical candidate Dilanubicel from Nohla Therapeutics, Inc. The acquisition included the license of technology from Fred J Hutch Cancer Research Center ("FHCRC") including the exclusive rights to ten patent families and know-how relating to an ex vivo expanded umbilical cord blood platform, along with two FDA IND applications for the use of a non-human leukocyte antigen matched, expanded-cord blood product, designated Dilanubicel. In addition, Nohla added to the IP licensed from FHCRC with its own research and development including six US provisional patent applications and one IND had been submitted. The agreement included potential future milestone payments for certain clinical development activities as defined in the agreement.

The Company has recorded on the accompanying balance sheet approximately $2.9 million as the fair value of the assets acquired in the transaction. As of December 31, 2023, no milestone payments are due under the agreement.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset's estimated fair value and its book value. There was no asset impairment recorded for the year ended December 31, 2023.

Revenue Recognition

Revenue is recognized in accordance with the Financial Accounting Standards Board ("FASB") ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). In accordance with ASC 606, the Company follows a five-step process to recognize revenues: 1) identify the contract with the customer, 2) identify the performance obligations, 3) determine the transaction price, 4) allocate the transaction price to the performance obligations and 5) recognize revenues when the performance obligations are satisfied.

The Company has received state grant awards from the State of Washington. The Company recognizes funding from state and federal grants on a cost-reimbursement basis. Government grant revenue is recognized only when there is reasonable assurance that (a) the entity will comply with any conditions attached to the grant and (b) the grant will be received. The grant is recognized as income over the period necessary to match with the related costs, for which they are intended to compensate.

> Andy Hill Cancer Research Endowment (CARE) - MPS: On July 1, 2023, the Company received a Grant Award Agreement from the Andy Hill Cancer Research Endowment (CARE) a grant-making entity from the state of Washington for the purpose of promoting cancer research (Development of an Engineered Allogeneic MPS Cell Product for Treatment of Solid Tumors – FY23-LS-14). The grant totaled $1,676,611. The grant expires on July 1, 2025. The award includes reimbursement of direct expenses

as defined in the award. For the year-ended December 31, 2023, the Company recognized $452,163 as revenue under the Grant Award as grant revenue on its Statement of Operations.

Andy Hill Cancer Research Endowment (CARE) - NK; On July 1, 2023, the Company received a Grant Award Agreement from the Andy Hill Cancer Research Endowment (CARE) a grant-making entity from the state of Washington for the purpose of promoting cancer research (Development of CAR-NK Cells to Treat B-cell Leukemia Regardless of CD19 Expression – FY23-LS- 15). The grant totaled $1,676,611. The grant expires on July 1, 2025. The award includes reimbursement of direct expenses as defined in the award. For the year-ended December 31, 2023, the Company recognized $541,589 as revenue under the Grant Award as grant revenue on its Statement of Operations.

The Company has a Master Services agreement Coeptis Therapeutics, Inc. for reimbursement of specific research and development expenses as defined in the agreement. Revenue from the Master Services Agreement is recognized only when there is reasonable assurance that (a) the entity will comply with any conditions attached to the agreement and (b) the monies will be received. The revenue is recognized as income over the period necessary to match with the related costs, for which they are intended to compensate.

On October 26, 2023, the Company executed a Master Services agreement with Coeptis which provided for the reimbursement of expenses for share services related to the development of assets purchased in the Asset Purchase agreement. The agreement expired on March 26, 2024. The Company is in the process of renewing the MSA for an additional 6-month period. For the year-ended December 31, 2023, the Company recognized $683,507 in revenue under the agreement.

Cost of Goods Sold

The Company recognizes funding from federal grants and master service agreements on a cost-reimbursement basis. Cost of Goods Sold represents reimbursable expenditures including direct labor and materials and other costs as defined in the agreements. The granting agencies may, at their discretion, request reimbursement for expenses or return of funds, or both, as a result of noncompliance by the Company with the terms of the grants. The Company is not currently aware of any requests for reimbursement due to noncompliance. The ultimate allowability of costs incurred on the grant is subject to subsequent audits by the granting agency.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Research and Development Expenses

Research and development expenses are recognized as research and development expenses as incurred including the purchase of laboratory supplies.

Other Income: Asset Sale

On August 16, 2023, the Company entered into an Asset Purchase Agreement with Coeptis Therapeutics, Inc., by which the Coeptis purchased from the Company the full rights, title, and ownership to the DVX201-AML-01 phase 1 study. Further, IND 027176, under which the DVX201-AML-01 clinical trial entitled an open-label pilot multicenter study to evaluate the safety and efficacy of DVX201 NK cells in patients with relapsed or refractory acute myeloid leukemia was transferred to the Coeptis effective October 13, 2023. The agreement included a cash payment of $876,609. Coeptis also assumed $308,360 of the Company's outstanding accounts payable for clinical trial activities related to the purchased assets. In addition, the Company received 4,000,000 shares of Coeptis common stock on the date of the transaction with a fair value of $4,320,000. The Company recorded approximately $5.5 million as a gain on the sale of the assets on the accompanying statement of operations.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have no intrinsic value.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity.

The following is a summary of stock options outstanding as of December 31, 2023:

	Total Options	Weighted average exercise price
Total options outstanding, December 31, 2022	4,436,500	0.56
Granted	667,500	0.50
Forfeited	(242,000)	0.55
Total options outstanding, December 31, 2023	5,044,000	0.54
Total options exercisable, December 31, 2023	5,044,000	0.54

<u>Warrants</u>

The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions; therefore, the Company classifies them as equity.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable at December 31, 2023:

Exercise Price	Warrants Outstanding	Expiration Date
1.96	160,000	August 2025
1.96	6,000	October 2025
	166,000	

<u>Income Taxes</u>

The Company's primary tax jurisdictions are the United States, Washington State and Delaware. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

 The Company's net operating loss carryforward and research and development credit carry-forwards as of December 31, 2023, totaled approximately $11.7 million and $542,532, respectively which are available to offset future taxable income. The Company has not performed a formal analysis but believes its ability to use such net operating losses and tax credit carry-forwards, which are subject to annual limitations due to change of control provisions under Sections 382 and 383 of the Internal Revenue Code, will not significantly be impacted by the study.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2022, the Company received loans from its key management employees through various promissory notes and convertible notes. These loans bear interest at rates ranging from 8% to 10% per annum payable at the demand of the holder. As of December 31, 2023, the principal balance of these loans presented under related party loans aggregated to $144,500, with promissory notes and convertible notes totaling $49,500 and $95,000, respectively. Approximately, $19,961 of interest is accrued on the notes which is included in accrued expenses on the accompanying balance sheet.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company leases its office space under a 5-year operating lease requiring monthly payments of $101,205. The current lease expires on April 30, 2024. Future minimum lease payments as of December 31, 2023 are as follows:

Facility Lease:

Fiscal Year Ending 2024	266,043
Thereafter	-
Total minimum non-cancellable operating lease payment	266,043
Less: discount to fair value	(9,376)
Total operating lease liability as of December 31, 2023	256,667

Lawsuit:

On August 17, 2022, Sorrento Therapeutics, Inc filed a complaint against the Company in the Superior Court of California District Court, San Diego County, Case No. 37-2022-00034031-CU-BC-CTL. The plaintiff alleges breach of contract, fraud, and unjust enrichment as it related to the issuance of a $1,000,000 promissory note and a $10,000,000 stock purchase agreement during 2021. On February 13, 2023, Sorrento Therapeutics, Inc. commenced voluntary proceedings under Chapter 11 of the United States Bankruptcy Code.

The Company believes that the claims in the lawsuit are unfounded since the lawsuit was filed by a related party who served as the Company's CEO and Chairman of the Board after the security issuances. As of December 31, 2023, the Company considers the probability of judgment against it regarding this lawsuit to be remote.

NOTE 5 – LIABILITIES AND DEBT

Loans Payable :

In 2021 and 2022 the Company issued $1,957,500 of short-term promissory notes to accredited investors for the purposes of funding operations including $49,500 to a related party. The interest rate on the loans is 10-15% annum. As of December 31, 2023, all of the notes were in default and are to be repaid at the demand of the holder.

In 2023, the Company issued $249,000 of short-term promissory notes to accredited investors for the purposes of funding operations. The interest rate on the loans is 10-15% annum. The Company recognized $9,000 as an original issued discount on the notes. The notes matured in 2023 and 2024, and as of December 31, 2023, $223,000 of the notes are in default and are to be repaid at the demand of the holder.

As of December 31, 2023, $2,206,500 in principal and $393,694 in interest remain outstanding on the notes.

Convertible Notes Payable:

During 2022, the Company issued $1,085,000 of convertible notes to accredited investors for the purposes of funding operations including $95,000 to a related party. The interest on the convertible notes is 8%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2022 to 2023. The notes are convertible into the Company's common stock at a 20% discount at a $75,000,000 valuation, during a change of control or qualified financing event.

As of December 31, 2023, $1,085,000 in principal and $126,719 in interest remain outstanding on these convertible notes.

Security Convertible Promissory Note (2023):

On September 8, 2023, the Company entered a Secured Convertible Promissory Note agreement with an accredited investor for a total principal sum of up to $2,388,889 to be advanced in one or more tranches. The note bears interest at 10% and matures twelve months from the issuance of each tranche. The total purchase price of the note is $2,150,000. The first Tranche consisted of a payment by Holder to Borrower on the Issue Date of $1,035,000. The Company recorded an original issue discount for the note of $115,000 and $280,638 in issuance fees. In addition, the Company issued 221,897 shares of Deverra common stock to the holder of the note and 20,393 shares to the Company's broker. Net proceeds from the initial funding totaled $876,609. In addition, as a loan inducement, the Company transferred 200,000 shares of Coeptis stock to the holder. The loan was secured with 2,050,000 shares of additional common stock of Coeptis Therapeutics as collateral for the secured convertible promissory note.

On December 18, 2023, the Company defaulted on the note as a result of certain default provisions contained in the note and the Company recognized liquidating damages as defined in the note of $172,500 as additional principal and interest on the note. In addition, the interest rate on the note reset to the default rate of 24%.

As of December 31, 2023, the Company had $1,322,500 of principal, $38,887 of interest and approximately $659,949 of unamortized discounts related to the notes. The following is a summary of the Company's outstanding debt:

	Promissory Notes	Convertible Notes	Total
Principal amount	2,157,000	2,312,500	4,469,500
Principal amount – related parties	49,500	95,000	144,500
Less: debt discounts	-	(659,949)	(659,949)
Notes payable, net	2,206,500	1,747,551	3,954,051
Less: current portion	2,206,500	1,747,551	3,954,051
Long-Term portion	-	-	-

NOTE 6 – EQUITY

The Company has authorized 75,000,000 of common shares with a par value of $0.001 per share. As of December 31, 2023 and 2022, the Company has 22,401,687 issued shares, 22,189,687 outstanding shares and 212,000 treasury shares.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 11, 2024, the date these financial statements were available to be issued.

Memorandum of Understanding:

On January 3, 2024, the Company executed a Memorandum of Understanding with the holder of the 2023 Convertible Notes which permitted the transfer of the loans collateral of 2,050,000 Coeptis shares to the broker for trading. The agreement further stipulated that the holder of the convertible notes would provide an accounting of all trades for which proceeds from such sales would be deemed payments against the outstanding principal and interest on the note.

Lease Amendment:

On March 28, 2024, the Company executed a Third Lease Amendment with the Company's landlord for 12,843 square feet of laboratory property located at 1600 Fairview Avenue North, Seattle, Washington for a one-year period commencing on May 1, 2024. The base rent for the period totals $828,116 or $64.48 per square foot of rental space. The terms also included the Company's past-due rent totaling $271,798 to be paid in twelve equal monthly installments beginning on the commencement date.

The terms of the amendment included no further rights to extend the term of the lease beyond the extended expiration date.

Crowdfunding Campaign:

On March 27, 2024, the Company initiated a Regulation Crowdfunding (CF) campaign for sale of the Company's common stock. The aggregate amount of securities sold to all investors by the issuer in a CF campaign during the 12-month period preceding the date of such offer or sale, including the securities offered in such transaction, shall not exceed $5,000,000. The Company expects to use the proceeds from the campaign for company operating activities. As of March 29, 2024, the Company had raised $41,788.



Deverra Therapeutics, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Deverra Therapeutics, Inc. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern:
As discussed in Note 1, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. The management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Emphasis of Other Matter Regarding Acquisition Accounting

The Company acquired Nohla Therapeutics and assumed its assets and liabilities in 2020. At the time of acquisition, a fair value assessment of the acquired net assets was not performed to record the acquisition journal entries. The Company, however, recorded a placeholding journal entry valuing the net assets at $2.172M. The Company anticipates that the fair value assessment will be completed during Q1 of 2024 and will update its financial records accordingly.



Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
January 11, 2024

DEVERRA THERAPEUTICS, INC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets:		
Cash	78,636	1,795,952
Prepaid Expenses	222,944	234,694
Other Current Assets	25,450	25,000
Total Current Assets	327,030	2,055,646
Non-Current Assets:		
Fixed Assets	645,059	1,264,030
Right of Use Assets	926,203	1,469,222
Other Noncurrent Assets	2,946,957	2,946,957
Total Non-Current Assets	4,518,219	5,680,209
TOTAL ASSETS	4,845,249	7,735,855
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	1,971,084	559,028
Payroll Liabilities	844,091	263
Accrued Expenses	711,528	447,010
Loans Payable	2,029,988	1,006,667
Convertible Notes Payable	1,028,456	-
Shareholder Loan	149,332	-
Current Portion of Lease Liabilities	669,536	543,018
Other Liabilities	44,093	128,488
Total Current Liabilities	7,448,108	2,684,474
Non-Current Liabilities:		
Lease Liabilities	256,667	926,203
Total Non-Current Liabilities	256,667	926,203
TOTAL LIABILITIES	7,704,775	3,610,677
EQUITY		
Common Stock	22,402	22,402
Treasury Stock	(500,945)	(500,945)
Additional Paid in Capital	16,964,061	17,049,061

Accumulated Deficit	(19,345,044)	(12,445,340)
TOTAL EQUITY	(2,859,526)	4,125,178
TOTAL LIABILITIES AND EQUITY	4,845,249	7,735,855

DEVERRA THERAPEUTICS, INC. STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2022	**2021**
Expenses:		
Payroll Expenses	2,335,214	3,573,174
Rent and Lease	932,921	575,092
Officer Compensation	815,600	418,918
Depreciation	667,404	722,038
Professional fees	633,854	948,103
General and Administrative	428,623	315,078
Research and Development	319,483	559,734
Clinical Expenses	293,423	127,512
Manufacturing Expenses	158,647	824,388
Director Fees	93,669	535,622
Total Expenses	**6,678,838**	**8,599,659**
Operating Income (Loss)	**(6,678,838)**	**(8,599,659)**
Other Income (Expenses):		
Interest Expense	(221,109)	(611,429)
Interest Income	243	-
Gain on Debt Extinguishment	-	163,765
Gain on Sale of Fixed Assets	-	11,820
Total Other Income (Expenses)	***(220,866)***	***(435,844)***
Net Income (Loss)	**(6,899,704)**	**(9,035,503)**

DEVERRA THERAPEUTICS, INC. STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(6,899,704)	(9,035,503)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	667,404	722,038
Interest Expense	221,109	611,429
Stock compensation	-	1,960,206
Gain on Debt Extinguishment	-	(163,765)
Gain on Sale of Fixed Asset	-	(11,820)
Accounts Payable	1,412,056	(77,261)
Payroll Liabilities	843,828	263
Accrued Expenses	264,518	447,010
Other Liabilities	(84,394)	87,631
Prepaid Expenses	11,299	(218,999)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	3,335,820	3,356,732
Net Cash used in Operating Activities	**(3,563,884)**	**(5,678,771)**
INVESTING ACTIVITIES		
Purchase of Fixed Assets	(48,432)	(145,051)
Proceeds from Sale of Fixed Assets	-	37,000
Net Cash used in Investing Activities	**(48,432)**	**(108,051)**
FINANCING ACTIVITIES		
Issuance of Common Stock	-	4,102,917
Issuance Cost of Common Stock	(85,000)	(25,125)
Issuance of Loans	910,000	6,820,000
Issuance of Convertible Notes	1,085,000	375,000
Principal Payment of Loans	(15,000)	(3,970,000)
Interest Payment on Loans	-	(171,518)
Principal Payment of Convertible Notes	-	(200,000)
Net Cash provided by Financing Activities	**1,895,000**	**6,931,274**

Cash at the beginning of period	1,795,952	651,500
Net Cash increase (decrease) for period	(1,717,316)	1,144,452
Cash at end of period	**78,636**	**1,795,952**

DEVERRA THERAPEUTICS, INC. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Treasury Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/21	10,352,000	10,352	(212,000)	(500,945)	504,963	(3,409,837)	(3,395,467)
Issuance of Common Stock	2,240,722	2,241	-	-	4,100,676	-	4,102,917
Issuance Cost of Common Stock	-	-	-	-	(25,125)	-	(25,125)
Conversion of Convertible Notes	9,808,965	9,809	-	-	10,508,341	-	10,518,150
Vested Stock Warrants and Options	-	-	-	-	1,960,206	-	1,960,206
Net Income (Loss)	-	-	-	-	-	(9,035,503)	(9,035,503)
Ending Balance 12/31/2021	**22,401,687**	**22,402**	**(212,000)**	**(500,945)**	**17,049,061**	**(12,445,340)**	**4,125,178**
Issuance Cost of Common Stock	-	-	-	-	(85,000)	-	(85,000)
Net Income (Loss)	-	-	-	-	-	(6,899,704)	(6,899,704)
Ending Balance 12/31/2022	**22,401,687**	**22,402**	**(212,000)**	**(500,945)**	**16,964,061**	**(19,345,044)**	**(2,859,526)**

Deverra Therapeutics, Inc
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Deverra Therapeutics, Inc. ("the Company") was initially organized as IMMUNI-T, Inc., a Minnesota Corporation formed on 10/09/2019. IMMUNI-T, Inc. then converted to Deverra Therapeutics, Inc., a Minnesota Corporation on 02/10/2020. Deverra Therapeutics, Inc. converted to a Delaware Corporation on 09/11/2020. The Company is a clinical stage biotechnology company focused on harnessing proprietary notch ligand technology to standardize stem cell expansion and differentiation into distinct blood and immune effector cell types. The Company is also developing the only universal donor cellular therapy product for first-line AML therapy.

The company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash. The Company places its cash with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern Consideration

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last
3. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results
4. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2021 and December 31, 2022.

Cash

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,795,952 and $78,636 in cash as of December 31, 2021 and December 31, 2022, respectively.

<u>Property and Equipment</u>

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021 and December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Book Value as of 12/31/22
Leasehold Improvements	5	983,490	(684,167)	299,323
Furniture and Fixtures	5	162,824	(145,589)	17,235
Scientific Equipment	5	1,596,777	(1,268,278)	328,499
Computer Equipment	3	39,176	(39,176)	-
Computer Software	3	8,224	(8,224)	-
Grant Total	**-**	**2,790,491**	**(2,145,434)**	**645,057**

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

<u>Operating Expenses</u>

Operating expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Equity Based Compensation</u>

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	Weighted average exercise price
Total options outstanding, January 1, 2021	-	-
Granted	5,607,000	0.55
Forfeited	(1,100,000)	0.55
Total options outstanding, December 31, 2021	4,507,000	0.55
Granted	182,000	1.47
Forfeited	(70,500)	0.55
Total options outstanding, December 31, 2022	4,618,500	0.56
Total options exercisable, December 31, 2022	4,436,500	0.56

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2022:

Exercise Price	Number Outstanding	Expiration Date
2.50	160,000	August 2025
2.50	6,000	October 2025
	166,000	

A summary of the warrant activity for the years ended December 31, 2021 and 2022 is as follows:

	Total Warrants	Weighted average exercise price
Total warrants outstanding, January 1, 2021	-	-
Granted in 2021	166,000	2.50
Total options outstanding, December 31, 2021 and December 31, 2022	166,000	2.50

Income Taxes

The Company's primary tax jurisdictions are the United States and Delaware. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2022, the Company received loans from its key management employees through various promissory notes and convertible notes. These loans bear interest at interest rates ranging from 8% to 10% per annum payable at the demand of the holder. As of December 31, 2022, the balance of these loans presented under Shareholder Loans aggregated to $149,332, with promissory notes and convertible notes amounting $50,469 and $98,863, respectively.

During the year ended December 31, 2021 and December 31, 2022, the Company paid compensation to its key management personnel amounting to $815,600 and $418,918, respectively.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company leases its office space under a 5-year operating lease requiring monthly payments of $101,205. The current lease expires on April 30, 2024. The Company is currently in negotiations with the landlord for a 1-year extension. Future minimum lease payments as of December 31, 2022 are as follows:

Lease Liability Principal Maturities Subsequent to 2022	
Year	Amount
2023	1,214,460
2024	391,104
Thereafter	-

In 2021, the Company was involved in a lawsuit for the receipt of $1,000,000 from one of its shareholders. The amount was received as an advance payment for a $10,000,000 installment on a $30,000,000 equity investment to the Company. The shareholder was unable to fulfill the balance on the installment and filed for bankruptcy. The shareholder then sued the Company for the $1,000,000 advance payment claiming fraud related to the equity contribution. The Company believes that the fraud claim was baseless, since the shareholder's CEO served as CEO and Chairman of the Company after its investment. As of December 31, 2022, the Company does not consider any judgment against it regarding this lawsuit to be probable.

The Company is in compliance with all relevant laws and regulations and does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Loans Payable - The Company has entered into several promissory note agreements for the purposes of funding operations. The interest on the loans are 10% and included a variable original issue discount per loan. The amounts are to be repaid at the demand of the holder with maturities in 2022 to 2023. The balance of these loans were $1,006,667 and $2,029,988 for the years ending December 31, 2021 and 2022, respectively.

Convertible Notes Payable - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the convertible notes was 8%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2022 to 2023. The notes are convertible into the Company's common stock at a 20% discount at a $75,000,000 valuation, during a change of control or qualified financing event. The balance of these convertible notes were $1,028,456 for the year ending December 31, 2022.

Debt Summary

Debt Instrument Name	Interest Rate	Maturity Date	For the Year Ended December 2022				For the Year Ended December 2021			
			Current Portion	Non-Current Portion	Principal Amount	Accrued Interest	Current Portion	Non-Current Portion	Principal Amount	Accrued Interest
Loans Payable	10%	On Demand	2,029,988	-	1,908,000	121,988	1,006,667	-	1,000,000	6,667
Convertible Notes Payable	8%	On Demand	1,028,456	-	990,000	38,456	-	-	-	-
Shareholder Loans	8-10%	On Demand	149,332	-	144,500	4,832	-	-	-	-
Total			3,207,776	-	3,042,500	165,276	1,006,667	-	1,000,000	6,667

Debt Principal Maturities Subsequent to 2022	
Year	Amount
2023	3,207,776
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 75,000,000 of common shares with a par value of $0.001 per share. As of December 31, 2022 and 2021, the Company has 22,401,687 issued shares, 22,189,687 outstanding shares and 212,000 treasury shares.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 11, 2024, the date these financial statements were available to be issued.

The Company received two grants from the Andy Hill Cancer Research Endowment on July 13, 2023 in the amount of $1,676,612 each for a total of $3,353,224.

The Company entered into an Asset Purchase Agreement with Coeptis Therapeutics on August 16, 2023. The purchase price included $567,609 in forgiveness of short-term loans and 4,000,000 shares of Coeptis' common stock.

The Company issued a senior secured convertible promissory note in the principal amount of $2,388,889 to Leonite Fund I LP. The Company has reserved 2,050,000 shares of common stock of Coeptis Therapeutics as collateral for the secured convertible promissory note.

CERTIFICATION

I, Michael Yurkowsky , Principal Executive Officer of Deverra Therapeutics, Inc., hereby certify that the financial statements of Deverra Therapeutics, Inc. included in this Report are true and complete in all material respects.

Michael Yurkowsky

CEO, Director and Chairman